JPMORGAN INSTITUTIONAL TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 25, 2014

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Institutional Trust (the “Trust”); File No. 811-21638 – Post-
Effective Amendment No. 21

Dear Mr. Di Stefano:

This letter is in response to the comments you provided with respect to the Funds listed on Schedule A (the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s next annual update which will be filed as a POS AMI on or around June 27, 2014.

CONFIDENTIAL OFFERING MEMORANDUM COMMENTS

RISK/RETURN SUMMARIES

Global Comments — All Funds

1.	Comment: The footnote to each of the fee table indicates that the Fund’s advisor and administrator (the “Service Providers”) have contractually agreed to waive certain fees and expenses. Please confirm that the Service Providers do not have the right to recoup fees and expenses waived under the expense limitation agreements.

Response: We hereby confirm that the Service Providers do not have the right to recoup fees and expenses waived under the expense limitation agreements with the Funds.

JPMorgan Intermediate Bond Trust

2.	Comment: The fee tables for the Intermediate Bond Trust indicates that the Fund had “Acquired Fund Fees and Expenses” of 0.01%. If applicable, please disclose that investments in other funds are a principal investment strategy and include related risk disclosure.

Response: The Fund does not invest in other investment companies and funds as part of its principal investment strategies. The acquired fund fees and expenses reflected in the fee tables are related to investments in money market funds and are not a significant part of the Fund’s portfolio.

3.	Comment: The “Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk” indicates that the Fund will be exposed to additional risk to the extent that it uses “inverse floaters.” Please add disclosure to the Main Investment Strategy to indicate that the Fund may invest in inverse floaters.

Response: Disclosure will be added in the POS AMI to be filed on or around June 27, 2014.

4.	Comment: The Intermediate Bond Trust and the Core Bond Trust seem to have similar investment strategies. How are the two Funds’ differentiated?

Response: The Intermediate Bond Trust focuses on intermediate-term securities whereas the Core Bond Trust invests in both intermediate and long-term securities. As disclosed in the “Risk/Return Summary,” the Intermediate Bond Trust mainly invests in securities with intermediate maturities and the Fund’s average weighted maturity will ordinarily range between three and ten years. In contrast, the Core Bond Trust invests in a portfolio of investment grade intermediate- and long-term debt securities. As disclosed in the “Risk/Return Summary”, the Core Bond Trust’s average weighted maturity will ordinarily range between four and 12 years.

JPMorgan Equity Index Trust

5.	Comment: The Risk/Return Summary for the Equity Index Trust includes “Mid Cap Company Risk.” Is this risk appropriate given the capitalization of the issuers in the Equity Index Trust’s reference index, the S&P 500?

Response: “Mid Cap Company Risk” is included because some of the companies in the S&P 500 may also be classified as mid cap companies. Currently, the criteria for inclusion in the S&P 500 include companies with market capitalization in excess of US $4.6 billion. The criteria for inclusion in the S&P MidCap 400 Index include companies with market capitalizations in the range of US $1.2 billion to US

$5.1 billion.[1] As a result of the overlap between the capitalization categories, we believe it is appropriate to include “Mid Cap Company Risk” in the Risk/Return Summary as some of the companies in the S&P 500 could be classified as, or have characteristics of, mid cap companies.

6.	Comment: The Risk/Return Summary for the Equity Index Trust discusses the risks of derivatives, including “futures contracts.” If any other types of derivatives utilized by the Fund as part of its principal strategy, please identify such derivatives and their associated risk in the Risk/Return Summary.

Response: Futures are the only type of derivatives utilized by the Fund as part of its principal investment strategy as disclosed in the Fund’s Risk/Return Summary.

In connection with your review of the Fund’s Post-Effective Amendment No. 21 to the Registration Statement filed by the Trust on June 28, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

[1]	Source: May 2014 S&P Dow Jones Indices: S&P U.S. Indices Methodology available at www.spindices.com.

Schedule A

JPMorgan Core Bond Trust

JPMorgan Intermediate Bond Trust

JPMorgan Equity Index Trust

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